As filed with the Securities and Exchange Commission on February 27, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

  In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                                OF
  File No. 70-9319                                              NOTIFICATION

(Public Utility Holding Company Act of 1935)


         Pursuant to the Commission's order dated March 1, 1999 (HCAR No. 26984) (the "March 1999 Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and Cinergy Investments, Inc. ("Cinergy Investments"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the March 1999 Order):


         1. Financial statements as of and for the 12 months ended December 31, 2002 for Cinergy Investments, Cinergy Global Resources, Inc. ("CGR"), Cinergy Technologies, Inc. ("CTI"), and CinTec LLC ("CinTec"), Delaware corporations or limited liability companies, as the case may be, and direct, wholly-owned subsidiaries of Cinergy, will be provided as part of Cinergy's Annual Report on Form U5S.

         2. The following lists amounts expended by Cinergy Investments, CTI, and CinTec on investments during the calendar quarter ended December 31, 2002 in those of their direct, and certain indirect, subsidiaries -- namely, (a) Cinergy Ventures, LLC ("CIN Ventures"), (b) Cinergy e-Supply Network, LLC, (c) Cinergy Two, Inc., (d) Cinergy-Cadence, Inc., (e) Cinergy Telecommunications Holding Company, Inc., (f) Cinergy-Centrus, Inc., (g) Cinergy-Centrus Communications, Inc., (h) eVent Resources Holdings LLC (formerly eVent (Triple Point) LLC) ("eVent Resources"), and (i) Fiber Link, LLC (each entity listed in (a) through
(i) being an "exempt telecommunications company" as such term is defined in
Section 34(a)(1) of the Act (an "ETC")) -- that are neither (1) energy-related companies as defined in rule 58 ("rule 58 companies"), (2) exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or EWG/FUCO project parent companies, nor (3) "IS Subsidiaries" (i.e., non-utility subsidiaries engaged in the business of marketing certain infrastructure services) as defined in and pursuant to the Commission's order dated October 23, 2002 in File No. 70-10015 (HCAR No. 27581). Investment information with respect to Cinergy's investments in rule 58 companies, EWGs/FUCOs (including EWG/FUCO project parent companies) and IS Subsidiaries is provided in Cinergy's quarterly reports on Form U-9C-3 (with respect to rule 58 companies), quarterly certificates filed in File No. 70-9577 (with respect to EWGs and FUCOs and EWG/FUCO project parent companies) and semi-annual certificates filed in File No 70-10015 (with respect to IS Subsidiaries).


         Also included in the listing below are (1) amounts expended by Cinergy Investments during the calendar quarter ended December 31, 2002 in its indirect subsidiaries, Cinergy Canada, Inc., 1388368 Ontario, Inc., 3036243 Nova Scotia Company, and Vestar, Inc. (all of which subsidiaries engage in or were created to support businesses, namely, energy commodity marketing, energy management services and/or utility-related consulting services, conducted in the United States and/or Canada, in accordance with the Commission orders granted in File No. 70-9803 (see HCAR Nos. 27506, dated March 21, 2002, and 27393, dated May 4,
2001)), and (2) amounts expended by CinTec during the calendar quarter ended December 31, 2002 in its indirect subsidiary, eVent Resources I, LLC (whose business is limited to owning equity in eVent Resources).

     a. Cinergy Investments made approximately $.02 million, in additional investments, in Cinergy-Cadence, Inc., an ETC.

     b.   CTI made no additional investments in its ETC holdings.

     c.   CinTec made no additional investments in its ETC holdings.

     d. Cinergy Investments made no additional investments in its indirect subsidiaries, Cinergy Canada, Inc., 1388368 Ontario, Inc., 3036243 Nova Scotia Company, and Vestar, Inc.

     e. CinTec made approximately $3.0 million, in additional investments, in its indirect subsidiary, eVent Resources I, LLC.

     3. The following provides information concerning the nature and extent of services provided by Intermediate Parents (as that term is used in the March 1999 Order) during the calendar quarter ended December 31, 2002, identifying the customer company, the service and the charge, and the transfer pricing therefor (i.e., whether the charge was computed at cost, market, or pursuant to another method).

         a) Cinergy Global Resources a.s., an indirect, wholly-owned subsidiary of CGR organized under the laws of the Czech Republic, provided the following services to certain associate project companies located in the Czech Republic, each of which is a FUCO (identified below):

     i. Intermediation with financial institutions to obtain financing by project companies;

     ii.  Currency and interest rate risk management;

     iii. Consulting   services  in  the  area  of  financial  and   operational
          management of project companies; and

     iv.  Re-engineering studies and implementation.


The fees charged for these services are on an hourly basis determined by the amount of work performed by Cinergy Global Resources a.s. personnel to project companies.


The project companies served and the fees charged for the calendar quarter ended December 31, 2002 are as follows:


Moravske Teplarny a.s.                                       $  9,900


Plzenska Energetika a.s.                                     $153,640


Cinergetika U/L a.s.                                         $110,955


CZECHPOL ENERGY spol, s.r.o.                                 $ 23,137

     b) Cinergy Global Power Services Limited ("CGPS"), an indirect, wholly-owned subsidiary of CGR organized under the laws of the United Kingdom, provided the following services to the associate project company identified below, a Zambian FUCO:

     i. Consulting services in the area of management of project companies and ongoing business development; and

     ii.  Re-engineering and restructuring services.

The fee charged for these services is a flat quarterly fee which was established according to a management agreement between CGPS and its partners in the project.


The project company served and the fee charged for the calendar quarter ended December 31, 2002 are as follows:


Copperbelt Energy Corporation PLC                            $125,000


     4.  The  following  provides  information   concerning  the  formation  and
capitalization of any new Intermediate Parents and/or Nonutility Companies during the calendar quarter ended December 31, 2002.


      During the calendar quarter ended December 31, 2002, the following Intermediate Parents and/or Nonutility Companies were formed or acquired
      --

      An ownership interest in Lascom S.A., a company organized under the laws of France, was acquired by eVent Resources.


         5. The following provides information concerning any loans made by Cinergy Intermediate Parents or Nonutility Companies to associate Intermediate Parents or Nonutility Companies during the calendar quarter ended December 31, 2002 that are not exempt under rule 52(b), and the issuance of any securities that are not exempt under rule 52(b) by Intermediate Parents or Nonutility Companies during the calendar quarter ended December 31, 2002.


      No such loans were made or securities issued.


         6. The following provides information concerning the completion of any consolidation or reorganization of Cinergy's ownership interest in Intermediate Parents and/or Nonutility Companies during the calendar quarter ended December 31, 2002, including the identity of the companies involved, and their lines of business and corporate structure, both before and after the consolidation or reorganization.


      No such consolidation or reorganization was effected during the calendar quarter ended December 31, 2002.


                                                           S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 27, 2003

                                            CINERGY SERVICES, INC.


                                        By: /s/Wendy L. Aumiller
                                            Wendy L. Aumiller
                                            Treasurer